

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

<u>Via E-mail</u>
Robert B. Barnhill
Chairman, President, and Chief Executive Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

      RE: **TESSCO Technologies Incorporated**
             Form 10-K for Fiscal Year Ended March 31, 2013
             Filed May 29, 2013
             File No. 001-33938

Dear Mr. Barnhill:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant